One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

June 17, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kimberly Browning

Virtus Opportunities Trust

485(a) Filing

CIK 0001005020

File No. 811-07455

Dear Ms. Browning:

Thank you for the additional telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on June 10 and 15, 2021, pertaining to the above referenced 485(a) filing (the “Registration Statement”) submitted by Virtus Opportunities Trust (the “Trust”) with respect to Virtus KAR Developing Markets Fund (the “fund”) on March 29, 2021. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement. We confirm that we will file a complete Registration Statement pursuant to rule 485(b) including the changes described in this letter. Set forth below is each comment and the Trust’s response thereto.

Comment 1. The first sentence of the verbiage above the Fees and Expenses tables should say, “if you buy, hold and sell” rather than “if you buy and hold….”

Response 1. We have made the requested revision.

Comment 2. Please delete “such as” in the reference to equity-linked securities in the first sentence of the second paragraph of the Principal Investment Strategies in each of Item 4 and Item 9, list any types of equity-linked securities in which the fund is expected to invest, define them, and add risk disclosure specific to the types of equity-linked securities in which the fund is expected to invest.

Response 2. We have made the requested changes by clarifying that the equity-linked securities in which the fund is expected to invest at this time are participatory notes, and we have added a definition and risk for participatory notes, as shown in Attachment A.

Comment 3. The Staff still objects to the disclosure regarding how the fund defines developing, emerging and frontier markets as vague and overly broad. Please be specific regarding the definitions, including by removing the statement that developing markets are all countries other than the list of developed markets, removing “generally” and striking the catch-all statements.

Response 3: We have amended the disclosure in response to this comment to more specifically define developing, emerging and frontier markets, as shown in Attachment A.

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Comment 4: The disclosure regarding how the subadviser determines the “location” of an issuer appears to the Staff to be an economic tie test; therefore, it should be explained as such. Further, the methodology listed does not comport with the guidance issued by the Staff regarding acceptable methods of determining whether an issuer has an economic tie to a given country, so it should be revised. See footnote 24 to the Adopting Release for Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response 4: We have amended the disclosure in response to use the economic tie tests referred to in footnote 24 to the Adopting Release for Rule 35d-1, as shown in Attachment A.

Comment 5: Please either confirm to the Staff that the fund will not invest in China A Shares or add strategy and risk disclosure specific to China A Shares to the fund’s prospectus.

Response 5: The fund is expected to invest in China A Shares, so we have added the requested disclosure, as shown in Attachment A.

Comment 6: Please move the statement that depositary receipts may be sponsored or unsponsored from the strategy disclosure to the risk disclosure.

Response 6: We have removed the statement from the strategy disclosure, and have confirmed that it appears in the long version of the risk disclosure.

Comment 7. Please clarify the statement that the subadviser does not use allocation models to restrict the fund’s investments to certain regions, countries or industries, since the fund’s investments are restricted to certain countries.

Response 7. We have added language to clarify the statement as requested, as shown in Attachment A.

Comment 8. The statement that the fund intends to diversify its investments across businesses and countries is confusing in the context of a non-diversified fund, so the word “diversify” should be changed. Further, the word “businesses” should be changed to “issuers” or “companies engaged in businesses” or similar language.

Response 8. We have made the requested changes, as shown in Attachment A.

Comment 9. Please add risk disclosure specific to P-notes and enhance the summary risk disclosure for equity-linked instruments.

Response 9. We have made the requested changes, as follows:

Participatory Notes Risk. The performance of participatory notes ("P-notes") will not replicate exactly the performance of the issuers that they seek to replicate due to transaction costs and other expenses, and P-notes are also subject to counterparty risk and liquidity risk. [Also inserted Counterparty Risk and Liquidity Risk.]

Equity-Linked Instruments Risk. The performance of equity-linked instruments is subject to similar risks to those of the referenced equity security, in addition to the risk that the equity-linked instruments fail to replicate the of the referenced equity security. Equity-linked instruments also expose the fund to counterparty risk, which could result in a loss of all or part of the fund’s investment.

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Comment: The Staff reiterates its comment regarding the last sentence of first paragraph under the list of Fundamental Investment Limitations on page 57 of the SAI, which states, “. . . as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” Please state that the Fund would “consider” looking through to these securities.

Response: We respectfully reiterate our response to this comment. We note that the existing disclosure states that we will consider the concentration policy of any ETFs, mutual funds or closed-end funds in which the Fund invests, in addition to looking through to the securities held by any affiliated ETFs, mutual funds or closed-end funds. Because we do not have access to the information to look through to the securities of unaffiliated ETFs, mutual funds or closed-end funds on a daily basis, the disclosure referenced above reflects what we are actually able to do. We believe disclosing that we would consider looking through to the securities held by unaffiliated ETFs, mutual funds or closed-end funds could be misleading since we are unable to do so, and therefore have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at 860-263-4790 or Holly van den Toorn at 404-845-7679. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq.

Ralph Summa

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

Attachment A

Principal Investment Strategies (Item 4)

The fund pursues capital appreciation in developing markets equities. The fund invests in a select group of developing markets companies believed by the subadviser to be undervalued relative to their future market growth potential. The investment strategy emphasizes companies that the subadviser believes to have a sustainable competitive advantage, strong management and low financial risk and to be able to grow over market cycles.

Under normal circumstances, the fund invests at least 80% of its assets in equity securities or equity-linked instruments of developing markets companies. Developing markets countries include emerging markets and frontier markets. The fund defines an “emerging market” primarily as any of the countries or markets represented in the MSCI Emerging Markets Index, and secondarily as any other country or market classified as an emerging economy by any supranational organization such as the World Bank, International Finance Corporation or the United Nations. In limited circumstances, the fund may consider to be an emerging market any country or market with similar emerging characteristics to the countries or markets represented in the MSCI Emerging Markets Index or classified as emerging by a supranational organization. The fund defines a “frontier market” primarily as any of the countries or markets represented in the MSCI Frontier Markets Index, and in limited circumstances the fund may consider to be a frontier market any other country or market with similar frontier market characteristics to those countries or markets represented in the MSCI Emerging Markets Index.

The fund intends to invest in various types of issuers and industries, and in a number of different countries. In determining whether an issuer is economically tied to a developing market, the subadviser primarily considers: (i) whether at least 50% of the issuer’s revenues or profits are attributable to goods produced or sold, investments made, or services performed in, a developing market; (ii) whether the issuer has at least 50% of its assets in a developing market; and (iii) whether the principal exchange listing for the issuer’s securities or the issuer’s headquarters is in a developing market. As of the date of this prospectus, the fund’s subadviser expects the fund to have significant investments in China, Brazil, India, Taiwan, South Korea, and Russia. The particular countries in which the fund is invested may change over time.

Equity securities in which the fund invests include common stocks, preferred stocks, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Additionally, the fund may invest in certain eligible Chinese securities ("China A Shares") listed and traded on either the Shanghai Stock Exchange or the Shenzhen Stock Exchange. The fund expects to access China A Shares through the Shanghai-Hong Kong Stock Connect program or the Shenzhen-Hong Kong Stock Connect program (each a "Stock Connect"), as applicable. Equity-linked instruments are designed to perform generally the same as a specified stock index or “basket” of stocks, or a single stock. As of the date of this prospectus the equity-linked instruments in which the fund is expected to invest are participatory notes ("P-notes"). P-notes are equity-linked instruments used by investors to obtain exposure to non-U.S. equity investments without trading directly in the local market.

The fund may invest in companies of all market capitalizations. The subadviser does not use allocation models to restrict the fund’s investments to certain regions, countries or industries within the universe of developing market companies. Generally, the fund invests in approximately 30-60 securities at any given time. The fund seeks to dispose of holdings that, among other things, are the subject of negative developments individually or as an industry, or as necessary to provide funding for new holdings the subadviser deems more attractive. The fund is non-diversified under federal securities laws.

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More Information about Principal Investment Strategies (Item 9)

Under normal circumstances, the fund invests at least 80% of its assets in equity securities or equity-linked instruments of developing markets companies. For this policy, “assets” means net assets plus the amount of any borrowings for investment purposes. Participatory notes (“P-Notes”) are a type of equity-linked instrument used by investors to obtain exposure to a non-U.S. equity investment, including common stocks and warrants. P-Notes are issued by a counterparty such as a bank or a broker, and generally are traded over the counter. A P-Note is intended (disregarding the effect of any fees and expenses) to reflect the performance of the underlying equity security on a one-to-one basis. This type of investment allows the fund to gain exposure to certain foreign securities without trading directly in the local market.

Developing markets countries include emerging markets and frontier markets. The fund defines an “emerging market” primarily as any of the countries or markets represented in the MSCI Emerging Markets Index, and secondarily as any other country or market classified as an emerging economy by any supranational organization such as the World Bank, International Finance Corporation or the United Nations. In limited circumstances, the fund may consider to be an emerging market any country or market with similar emerging characteristics to the countries or markets represented in the MSCI Emerging Markets Index or classified as emerging by a supranational organization. The fund defines a “frontier market” primarily as any of the countries or markets represented in the MSCI Frontier Markets Index, and in limited circumstances the fund may consider to be a frontier market any other country or market with similar frontier market characteristics to those countries or markets represented in the MSCI Emerging Markets Index.

The fund intends to invest in various types of issuers and industries, and in a number of different countries. In determining whether an issuer is economically tied to a developing market, the subadviser primarily considers: (i) whether at least 50% of the issuer’s revenues or profits are attributable to goods produced or sold, investments made, or services performed in, a developing market; (ii) whether the issuer has at least 50% of its assets in a developing market; and (iii) whether the principal exchange listing for the issuer’s securities or the issuer’s headquarters is in a developing market. As of the date of this prospectus, the fund’s subadviser expects the fund to have significant investments in China, Brazil, India, Taiwan, South Korea, and Russia. The particular countries in which the fund is invested may change over time.

Equity securities in which the fund invests include common stocks, preferred stocks, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Additionally, the fund may invest in certain eligible Chinese securities ("China A Shares") listed and traded on either the Shanghai Stock Exchange or the Shenzhen Stock Exchange. The fund expects to access China A Shares through the Shanghai-Hong Kong Stock Connect program or the Shenzhen-Hong Kong Stock Connect program (each a "Stock Connect"), as applicable.

The subadviser uses a strategy that seeks to emphasize highly profitable, consistently growing companies with low debt and rising cash flows. If a company meets these criteria, the subadviser researches and analyzes that company’s strength of management, its relative competitive position in the industry and its financial structure. To the extent consistent with the fund’s investment objective and strategies, the subadviser may consider as an element of its investment research and decision making processes for the fund any environmental, social and/or governance (“ESG”) factors that the subadviser believes may influence risks and rewards of companies under consideration. However, any consideration of ESG factors will be within the context of the subadviser’s overall investment research and evaluation of whether such factors are relevant and financially material to a particular investment opportunity and, where deemed financially material to a particular investment opportunity, whether the subadviser believes such factors are likely to materially impact anticipated long-term capital appreciation of the investment opportunity. Although the specific ESG factors that will be relevant to each investment opportunity will differ, some examples of ESG factors the subadviser believes to be relevant to many investment opportunities are water stress, toxic emissions and waste, corporate governance, product safety and quality, labor management, and diversity & inclusion. In evaluating an existing or prospective investment, ESG is just one of several factors considered by the subadviser when making investments on behalf of the fund. In addition, ESG is not weighted more heavily than other considerations, and the fund could invest in a company even if such company scores poorly when any applicable ESG factors are considered.

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A proprietary model is used to determine relative value.

The subadviser does not use allocation models to restrict the fund’s investment to certain regions, countries or industries within the universe of developing market companies. The fund may invest in companies of all market capitalizations. Generally, the fund invests in approximately

30-60 securities at any given time.

The subadviser’s sell discipline seeks to dispose of holdings that, among other things, are the subject of negative developments individually or as an industry, or as necessary to provide funding for new holdings the subadviser deems more attractive. The fund is non-diversified under federal securities laws.

Temporary Defensive Strategy: When the subadviser believes market, economic or political conditions are unfavorable for investors, the fund may temporarily invest all or part of its assets in cash or short-term money market instruments, including obligations of the U.S. Government, high-quality commercial paper, certificates of deposit, bankers’ acceptances, bank interest-bearing demand accounts, and repurchase agreements secured by U.S. Government securities. Such a temporary defensive strategy would be inconsistent with the fund’s principal investment strategies, and when such an allocation occurs, the fund may not achieve its investment objective.

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